UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2017 (Report No. 1)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Resignation of Chief Financial Officer and Entry into Separation Agreement

Therapix Biosciences Ltd. (the “Company”) and Josh Blacher, the Company’s Chief Financial Officer entered into a mutually-amicable separation agreement (the “Separation Agreement”) on December 19, 2017 (the “Effective Date”). Mr. Blacher has served as the Company’s Chief Financial Officer since May 2017. The Company is in the process of searching for a new Chief Financial Officer and Mr. Blacher will support an orderly transition of his overall responsibilities to his replacement. Under the terms of the Separation Agreement, Mr. Blacher will receive severance in the amount of (i) three months’ salary through the end of the notice period following the Effective Date and (ii) a bonus equal to two months of salary. In addition, all of Mr. Blacher’s outstanding options to purchase 47,500 American Depositary Shares of the Company will be deemed fully vested as of the Effective Date and may be exercised within a period of 90 days (or by June 19, 2018).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd.
(Registrant)

By:	/s/ Ascher Shmulewitz
Name:	Ascher Shmulewitz, M.D, Ph.D.
Title:	Chief Executive Officer

Date: December 26, 2017